May 8, 2006

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 001-6028

Dear Mr. Rosenberg:

This letter is in response to your letter of April 26, 2006 concerning Lincoln National Corporation’s (“LNC” or “the Company”) Form 10-K for the year ended December 31, 2005. Our reply refers to the specific comment in your letter. In responding to your comment, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

The following is your comment and our response:

Consolidated Financial Statement, page 106

Consolidated Statements of Cash Flows, page 111

Comment:  Please confirm that the line item “Increase in funds withheld liability” represents a receipt of cash and explain to us why you have classified these amounts as a financing activity. It is our understanding that cash does not actually change hands in these agreements until the settlement at the end, so a reduction would be a cash outflow but an increase would not include an actual cash flow even with new agreements.

Response: Effective with the fourth quarter of 2003, we implemented Derivative Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments (“DIG B36”). DIG B36 established that reinsurance arrangements involving modified coinsurance and similar arrangements, such as fund withheld coinsurance, contain an embedded derivative that must be bifurcated and accounted for separately. We determined that the embedded derivative contained in the reinsurance arrangement was a total return swap tied to an underlying pool of assets supporting the reinsurance arrangement. This approach is arrived at by imputing the following hypothetical elements to the reinsurance arrangement in accordance with the DIG B36:

1.	LNC and the reinsurer enter into a coinsurance arrangement;

2.	the reinsurer extends a hypothetical collaterized loan of the underlying pool of assets back to LNC; and

3.
the companies enter into a total return swap, pursuant to which the return on the underlying pool of assets is paid by LNC in satisfaction of its obligation to pay on the hypothetical loan from the reinsurer.

Under the assumptions described above, there are two separate transactions -- (i) a transaction involving the transfer of insurance risk and (ii) a hypothetical loan transaction. We determined that cash flow was occurring as two separate components of the two transactions under the guidance of DIG B36, as follows:

1.	the actual cash flow between the policyholder and LNC flow through the reinsurance arrangement and is an operating cash flow transaction, and

2.	the hypothetical loan under DIG B36 results in cash coming from the reinsurer to LNC similar to a financing activity.

Although cash is not actually passed to/from the reinsurer until settlement at the end of the contract, under the principles of DIG B36, which requires the bifurcation of the funds in a modified coinsurance reinsurance transaction into an insurance risk transfer arrangement and a loan, we concluded that two separate cash flow transactions were occurring between LNC and the reinsurer. Finally, if this amount were not included in the financing section of the cash flow statement, it would be included in the operating activities section of the cash flow statement as part of the adjustment to net income to arrive at operating cash flows.

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If you have any questions regarding our response, please contact me directly at (215) 448-1430.

Sincerely,

/s/ Douglas N. Miller

Douglas N. Miller
Vice President & Chief Accounting Officer

Cc: Fredrick Crawford, Senior Vice President & Chief Financial Officer